

Mail Stop 4631   April 18, 2016

<u>Via E-mail</u>
Ian Schwartz
General Counsel
Triton Container International Limited
55 Green Street
San Francisco, CA 94111

Re: Triton International Limited
Amendment No. 2 to Registration Statement on Form S-4
Filed April 1, 2016
File No. 333-208757

Dear Mr. Schwartz:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.   To the extent possible, please disclose the following information about TAL that is currently omitted:
   - the record date;
   - the special meeting date;
   - the number of shares outstanding and the number of shares required to achieve a quorum; and
   - the approximate voting power of TAL's directors, executive officers, and certain of their affiliates.

   Additionally, please disclose the total Holdco common shares outstanding immediately after the close of the mergers.

Unaudited Pro Forma Combined Forma Combined Financial Information, page 64
Note 5(b) – Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 70

2.   We note that you are using, in part, TAL's residual value estimates for your preliminary estimate of the fair value of TAL's leasing equipment. As noted in TAL's Form 10-K for the year ended December 31, 2015, TAL's residual values were last updated on October 1, 2012. In light of the fact that selling prices for used containers were exceptionally high from 2010 to 2012 and since then have declined due to a generally tight global supply and demand balance and declines in steel prices and new container prices, please tell us

and revise your disclosures to clarify how you determined the appropriateness of this estimate.

3.   We note that your estimated fair value of TAL's leasing equipment decreased from $3,214,993 as of September 30, 2015 in your original Form S-4 to $3,080,725 as of December 31, 2015 as reflected in this amendment. Based on your disclosures, is unclear whether this decrease resulted from a change in TAL's leasing equipment portfolio or changes in your underlying assumptions. In this regard, we note (i) a change your pro forma assumptions related to the weighted average remaining life of this equipment and (ii) the carrying value of TAL's leasing equipment carrying value increased from approximately $3,857,000 as of September 30, 2015 to $3,908,000 as of December 31, 2015. Please advise.

Note 6(d) – Adjustments to Unaudited Pro Forma Combined Statements of Operations, page 74

4.   We note your response to prior comment 5. Please expand your disclosures in Note 6(d) to 4. Clarify why these non-recurring costs that are directly attributable to the mergers are too uncertain to be considered factually supportable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 161
Critical Accounting Policies, page 181
Valuation of long-lived assets – container rental equipment, page 183

5.   We note your disclosure herein simply reiterates your disclosure in Note 1(n) on page F-13 of your audited financial statements. In light of the deterioration in market leasing rates due to the substantial decrease in new container prices, the overall weakness in the container leasing market as discussed in your risk factor on page 39 and elsewhere in your document, and the fact that that the decline in market conditions accelerated in the fourth quarter of 2015 and into 2016, please address the following comments regarding your accounting and related disclosures:

   •   With reference to ASC 360-10-35-21, please expand your disclosures to clarify whether the above facts were negative indicators that the carrying amount of your leasing equipment may not be recoverable as of December 31, 2015. If so, please revise your disclosure to identify such negative indicators;

   •   Based on your disclosures, we assume you tested these assets for impairment. Please refer to the guidance in ASC 360-10-35-29 through 33 and provide us with the results of your testing, including the underlying material assumptions you relied on in determining the estimates of future cash flows. Ensure you provide the support for your assumptions of future lease pricing for your leases that have historically high rates expiring between 2015 and 2020;

- If material, please specifically address how you assessed the recoverability of the units not on lease as of December 31, 2105; and

- Tell us your consideration of expanding this disclosure to provide additional information regarding your material assumptions and the sensitivity of those assumptions as it relates to your conclusion that for the year ended December 31, 2015 the only impairment related container leasing equipment was a $7.2 million charge for equipment that was not expected to be re-leased.

Triton's Compensation Discussion and Analysis, page 215
Annual Incentive Compensation, page 216

6. Please briefly describe why Mr. O'Callaghan achieved 150% of the target for his Individual Performance metric.

Fiscal 2015 Summary Compensation Table, page 221

7. In your next amendment, please report Mr. O'Callaghan's compensation awarded under your IBP under the "non-equity incentive plan compensation" column. Refer to Items 402(a)(iii) and 402(c) of Regulation S-K. Additionally, please add the grants of plan-based awards table as required by Item 402(d) of Regulation S-K.

Financial Statements, page F-1
Note 1- Business and Summary of Significant Accounting Policies, page F-8
(c) Principals of Consolidation, page F-8

8. We note your response to prior comment 10. Please disclose the percentage of your TCI LLC interests.

(m) Container Rental Equipment, page F-12

9. We note your disclosure that after conducting your regular depreciation policy review, you elected to reduce the estimated residual values for 40-foot dry van containers (from $1,300 to $1,200) and for 40-foot high cube dry van containers (from $1,700 to $1,400) effective October 1, 2015. Given your current leasing environment including the substantial decline in steel prices, please provide us with sufficiently detailed information underlying your review to support the revised estimated residual values of your dry van containers as well as your conclusion that the residual value of remaining fleet did not warrant revaluation.

10. Please disclose the net book value of your leasing equipment by equipment type and quantify the total book value of the units that are not on lease as of December 31, 2015 and 2014.

Note 9 – Debt, page F-18

11.   We note your response to prior comment 13. Please quantify the container owners' restricted net assets.

Note 13 – Share Based Compensation, page F-30
Options, page F-30

12.   With reference to the Option Transaction Agreements, please disclose the underlying fair value of the Class A common shares used in your determination of the $391,000 share-based compensation expense resulting from the modification related to the market-based options. With reference to the appropriate authoritative literature, please explain how you accounted for the modification of both your vested and unvested market-based options.

13.   With reference to the Option Transaction Agreements, please disclose the estimated fair value and number of Class A common shares to be issued in connection with the modification of your service-based options and how such amounts were determined. Please also disclose the per share fair value of the Class A common shares that was used to determine the fair value of the options as of December 31, 2015. Please also clarify why you have reflected your marked to market adjustment was reflected as an increase in paid in capital.

14.   Under your Total Options caption you indicate that the aggregate intrinsic value of all options exercisable and outstanding under the Option Plan, which represents the total pre-tax intrinsic value based on the Company's Class A common share fair value of $12.26 per shares of December 31, 2105, was $0. Please reconcile this per share fair value to the implied fair value of your Class A shares of $35.29 per share ($120,000 divided by 3,542 Class A common shares issued in May 2015 and $400,000 divided by 11,334 Class A common shares issued in February 2015) as reflected in the Non-Employee Director Equity Plan tabular disclosure on page F-34.

        You may contact Tracie Mariner, Staff Accountant at 202-551-3744 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Craig Slivka, for

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: <u>Via E-mail</u>
        Neil Markel
        Cleary Gottlieb Steen & Hamilton LLP